

March 30, 2012

<u>Via E-Mail</u>
Mr. Michael Mathews, Chairman
Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, New York 10019

> **Re:** **Wizard World, Inc.**
> **Form 8-K/A**
> **Filed February 1, 2012**
> **File No. 000-33383**

Dear Mr. Mathews:

We issued a comment letter to you on the above captioned filings on February 21, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 13, 2012 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 13, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Erin Wilson at (202) 551-6047 with any questions.

> Sincerely,
>
> /s/ Pamela Howell
> for
>
> John Reynolds
> Assistant Director